SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

January 23, 2019

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on January 23, 2019.

Buenos Aires, January 23rd, 2019

To:

Comisión Nacional de Valores / Mercado Abierto Eletrónico

Re: Relevant Event ID # 3-2428836-D

Please find enclosed our response to a note received from Buenos Aires Stock Exchange CR 198074, in representation of Bolsas y Mercados Argentinos S.A.

Sincerely,

Buenos Aires, January 23rd, 2019

To:

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Re: CR 198074.

I write to you and through you to all the investor public in relation to our referenced note.

In that regard we inform that, as it was informed on January 22nd, 2019 in Relevant Event ID # 3-2428836-D. Banco Macro has accepted a purchase offer made by AI Zenith (Netherlands) B.V. for the 51% stake that Banco Macro holds in Prisma Medios de Pago S.A. consistent of 1,933,051 shares (the “shares”).

The initially offered price is of USD 66,420,730 (Sixty-six million four hundred twenty thousand seven hundred and thirty US Dollars). This transaction is subject to price adjustments in accordance with the received purchase offer, the final price and the resulting economic result will be known once the transaction is closed and the shares have been fully transferred, at which time we will inform you and all investors.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 23, 2019

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer